UNITED STATES                  OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION   OMB Number:3235-0058
                        WASHINGTON, D.C. 20549         Expires: January 31, 2005
                                                       Estimated average burden
                              FORM 12B-25              Hours per response 2.50

                     NOTIFICATION OF LATE FILING       SEC FILE NUMBER
                                                       98-0209119
                                                       CUSIP  NUMBER
                                                       81412P  10  6


      (Check One):[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
                                  [ ]Form N-SAR

For  Period  Ended:  December  31,  2002
[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  ___________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    Nothing in this form shall be construed to imply that the commission has verified any information contained herin.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART  I  --  REGISTRANT  INFORMATION

Security  Biometrics  ,  Inc.
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Full  Name  of  Registrant


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Former  Name  if  Applicable

1410  -  1030  West  Georgia  Street
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Address  of  Principal  Executive  Office  (Street  and  Number)

Vancouver,  BC,  Canada,  V6E  2Y3
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City,  State  and  Zip  Code

PART  II  --  RULES  12B-25(B)  AND  (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The 10QSB for the period ended December 31, 2002 could not be filed within regulatory guidelines due to delays in review of the financial statements by the Company's Audit Committee and lawyers. It is anticipated that they will be completed their review in the next couple of days.

                         (Attach Extra Sheets If Needed)

PART  IV--  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David  Alexander              604                             609-7749
---------------------         ------------------              ------------------
    (Name)                        (Area Code)                 (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Security Biometrics, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     14  February,  2003        By  /s/ David Alexander
         -------------------            -------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute federal criminal Violations (see 18 u.s.c. 1001).

                              General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this Chapter).